Exhibit 2.1

AMENDMENT NO. 2

TO

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

NEW YORK STOCK EXCHANGE, INC.,

ARCHIPELAGO HOLDINGS, INC.,

NYSE GROUP, INC.,

NYSE MERGER SUB LLC,

NYSE MERGER CORPORATION SUB, INC.

and

ARCHIPELAGO MERGER SUB, INC.

Amendment dated as of November 2, 2005

AMENDMENT NO. 2
TO
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2, dated as of November 2, 2005 (this “Amendment”), to the Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2005, as amended as of October 20, 2005 (the “Merger Agreement”), is by and among New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (“NYSE”), Archipelago Holdings, Inc., a Delaware corporation (“Archipelago”), NYSE Group, Inc., a Delaware corporation (“NYSE Group”), NYSE Merger Sub LLC, a New York limited liability company (“NYSE Merger Sub LLC”), NYSE Merger Corporation Sub, Inc., a Delaware corporation (“NYSE Merger Corporation Sub”), and Archipelago Merger Sub, Inc., a Delaware corporation (“Archipelago Merger Sub”).

RECITALS

WHEREAS, the parties to the Merger Agreement desire to amend and supplement certain terms of the Merger Agreement as described herein; and

WHEREAS, all capitalized terms not defined or amended herein shall have the meaning ascribed to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1.                                       Conversion of NYSE Membership Interests.

(a)                                  The definition of “Archipelago Fully-Diluted Share Amount” in Section 5.1(a)(i)(A) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“‘Archipelago Fully-Diluted Share Amount’ means a number equal to the sum of: (i) the aggregate number of Archipelago Shares issued and outstanding as of the Determination Date, plus (ii) the aggregate number of Archipelago Shares that would be deemed outstanding for purposes of calculating earnings per share under the treasury stock method described in paragraphs 17-19 of FAS-128 as a result of outstanding Archipelago Options outstanding as of the Determination Date (provided, however, that, in applying the treasury stock method, (A) the average market price during the relevant period described in Paragraph 17.b of FAS-128 shall be the Archipelago Post-Announcement Price, and (B) all issued and outstanding Archipelago Options, whether vested or unvested, shall be deemed to be vested as of the Determination Date and (C) the assumed proceeds from the exercise of any Archipelago Option shall be equal to the amount that the employee would have to pay under the terms of the Archipelago

Option upon exercise of such Archipelago Option, and paragraph 21 of FAS-128 shall be disregarded), plus (iii) the aggregate number of Archipelago Shares underlying all Archipelago Awards as of the Determination Date, whether vested or unvested, plus (iv) 118,862 (which is the maximum number of restricted stock units with respect to Archipelago Shares that Archipelago may issue after the Determination Date and prior to the Effective Time as permitted under Sections 5.4 and 7.1(d)(ii)(B) of this Agreement) minus (iv) (v) the aggregate number of Archipelago Shares held by any wholly owned subsidiary of Archipelago as of the Determination Date.”

(b)                                 Section 5.1(a)(i)(C) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“(C)                          for each NYSE Membership Interest with respect to which a Stock Election has been made and not revoked or lost pursuant to Section 5.3, either (1) if the Unprorated Aggregate Cash Consideration is equal to or greater than $409,800,000, a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the Default Stock Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is less than $409,800,000, (i) a number of fully paid and nonassessable NYSE Merger Corporation Sub Shares equal to the sum of (x) the NYSE Exchange Ratio Default Stock Election Amount and (y) the Stock Oversubscription Amount; and (ii) a number of NYSE Merger Corporation Preference Shares (rounded to the nearest one-hundred millionth of a share) equal to the quotient obtained by dividing (I) the difference between (x) $300,000 and (y) the product of the Stock Oversubscription Amount and the Archipelago Pre-Closing Price by (II) $300,000.

‘Default Stock Election Amount’ shall mean the sum of (i) the NYSE Exchange Ratio and (ii) an amount equal to the quotient obtained by dividing $300,000 by the Archipelago Pre-Closing Price.

‘Stock Oversubscription Amount’ shall mean the product of the NYSE Exchange Ratio Default Stock Election Amount  and a fraction, the numerator of which is the Number of Cash Elections and the denominator of which is the Number of Stock Elections.”

2.                                       Restriction in Equity Issuances.  Section 5.4 of the Merger Agreement is amended and restated as follows (additional text is double underlined):

“5.4.                        Restrictions on Equity Issuances.  Notwithstanding anything to the contrary, (a) on and after the date hereof and until the Effective Time, neither NYSE nor Archipelago shall (except as set forth in Section 7.1(d)(ii)(B) and Section 7.16) issue, grant, convey or provide to any Person any right of any kind, contingent or accrued, to acquire or receive NYSE Membership Interests or Archipelago Shares or benefits measured by the value of NYSE Membership Interests or Archipelago Shares, including any Archipelago Options or Archipelago Awards; and (b) on and after the Determination Date, (i) Archipelago shall not (except as set forth in Section 7.1(d)(ii)(B)), and shall cause its Subsidiaries not to, issue or agree to issue any Archipelago Shares (other than pursuant to the exercise of Archipelago Options issued on or prior to the date of this Agreement) or take any other action that could cause the Archipelago Fully-Diluted Share Amount to change and (ii) NYSE shall not, and shall cause its subsidiaries not to, issue or agree to issue any NYSE Membership Interests or take any other action that could cause the aggregate number or NYSE Membership Interests or the Total Member Share Count to change.”

3.                                       Interim Operations.  Section 7.1(d)(ii)(B) of the Merger Agreement is amended and restated as follows (additional text is double underlined and deleted text is struck through):

“(B) new grants of up to 1,000,000 881,138 restricted stock units with respect to Archipelago Shares which shall be granted in amounts and on terms and conditions in the ordinary course of business consistent with past practice prior to the Determination Date, and new grants of up to 118,862 restricted stock units with respect to Archipelago Shares which shall be granted in amounts and on terms and conditions in the ordinary course of business consistent with past practice after the Determination Date and prior to the Effective Time.”

4.                                       Members Meeting.  Section 7.4(a) of the Merger Agreement is amended and restated as follows (deleted text is struck through):

“(a)  NYSE will take, in accordance with applicable Law and its certificate of incorporation and constitution, all action necessary to convene a meeting of its Members (the ‘NYSE Members Meeting’) on a date determined in accordance with the mutual agreement of NYSE and Archipelago (the ‘Meeting Date’), which date shall be as promptly as practicable (but in no event more than 35 calendar days or such longer period as may be required under NYSE’s Constitution) after the S-4 Registration Statement is declared effective, to consider and vote upon the adoption and approval of this Agreement and, to the extent permissible, the SEC shall have granted any necessary approvals for the consummation of the transactions contemplated by this Agreement (including any approvals of any application under Rule 19b-4 of the Exchange Act submitted in connection with the transactions contemplated by this Agreement).  Subject to fiduciary obligations under applicable Law, the Board of Directors of NYSE shall recommend such adoption or approval, as the case may be, and shall take all lawful action to solicit such adoption and approval.  In the event that subsequent to the date hereof, the Board of Directors of NYSE determines that this Agreement is no longer advisable and either makes no recommendation or recommends that its stockholders Members reject this

Agreement (a ‘Change in NYSE Recommendation’), NYSE shall nevertheless submit this Agreement to its Members for adoption at the NYSE Members Meeting unless this Agreement shall have been terminated in accordance with its terms prior to the NYSE Members Meeting.”

5.                                       Cash Dividends Prior to the Effective Time.

(a)                                  The definition of “Cash Test Date” in Section 7.17(a) of the Merger Agreement is amended and restated as follows (additional text is double underlined):

“‘Cash Test Date’ means the last day of the month immediately preceding the Closing Date mutually and reasonably expected by NYSE and Archipelago; provided that, if such date is not at least 15 business days prior to the Closing Date, then ‘Cash Test Date’ shall mean the last day of the second month immediately preceding the Closing Date; provided further, that the ‘Cash Test Date’ may be such later date as NYSE and Archipelago mutually agree in writing.”

(b)                                 Section 7.17(e) of the Merger Agreement is amended by replacing “$350,000,000” with “280,000,000”, and by replacing “$150,000,000” with “120,000,000”.

6.                                       Adjustments to Measured Cash.  The following is added as Section 7.18(f) of the Merger Agreement:

“(f)                              If (i) the proposal set forth in Section 7.18(f) of the NYSE Disclosure Letter is approved on or prior to the Cash Test Date by the holders of the number shares of The Depository Trust & Clearing Corporation (“DTCC”) required to approve such proposal; (ii) such required approval is still valid as of the Cash Test Date; (iii) as of the Cash Test Date, DTCC has not indicated that it has decided not to pursue the sale contemplated by such proposal notwithstanding the receipt of stockholder approval for such proposal; (iv) such proposal has not otherwise been terminated on or prior to the Cash Test Date; and (v) the sale contemplated by the proposal has not been consummated on or prior to the Cash Test Date, then the NYSE Measured Cash shall be increased by an amount equal to the expected proceeds of such sale as set forth in Section 7.18(f) of the NYSE Disclosure Letter, net of the expected Tax liability resulting from such sale (which Tax liability shall be calculated as set forth in Section 7.18(f) of the NYSE Disclosure Letter).”

7.                                       NYSE Cash Condition.  Section 8.2(d) of the Merger Agreement is amended by replacing “$350,000,000” with “280,000,000.”

8.                                       Archipelago Cash Condition.  Section 8.3(d) of the Merger Agreement is amended by replacing “$150,000,000” with “120,000,000.”

9.                                       Amendment to the NYSE Disclosure Letter.  The NYSE Disclosure Letter is amended to add the language in Exhibit A hereto as Section 7.18(f) of the NYSE Disclosure Letter.

10.                                 Representations and Warranties.  NYSE represents and warrants to Archipelago, and Archipelago represents and warrants to NYSE, as follows:

Such party has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Amendment, subject only to the adoption and approval of the Agreement, as amended by this Amendment, by the NYSE Requisite Vote or the Archipelago Requisite Vote, as applicable, and, to the extent required under any NYSE Organizational Document or Archipelago Organizational Document, as applicable, approval of the SEC.  This Amendment is a valid and binding agreement of such party enforceable against such party in accordance with its terms, subject, as to the Bankruptcy and Equity Exceptions.  The Board of Directors of such party has approved, adopted and declared advisable the Agreement, as amended by this Amendment.

11.                                 Miscellaneous.  Sections 10.4, 10.5, 10.6, 10.8, 10.12, 10.13 and 10.14 of the Merger Agreement are restated herein in full, with the exception that references to “this Agreement” shall be references to “this Amendment.”

12.                                 Modification or Amendment.  Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Amendment may be amended, modified or supplemented (a) only by a written instrument executed and delivered by all of the parties hereto, (b) by action taken or authorized by their respective Boards of Directors, and (c) before or after approval of the matters presented in connection with the Mergers by NYSE Members and Archipelago stockholders, but, after any such approval, no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such Members or stockholders without such further approval.

13.                                 Remainder of Merger Agreement.  Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Merger Agreement, all of which shall continue to be in full force and effect.

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IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NEW YORK STOCK EXCHANGE, INC.

By:	/s/ JOHN A. THAIN
Name: John A. Thain
Title: Chief Executive Officer

ARCHIPELAGO HOLDINGS, INC.

By:	/s/ GERALD D. PUTNAM
Name: Gerald D. Putnam
Title: Chairman and Chief Executive Officer

NYSE GROUP, INC.

By:	/s/ JOHN A. THAIN
Name: John A. Thain
Title: Chief Executive Officer and Director

NYSE MERGER SUB LLC

By:	/s/ RICHARD P. BERNARD
Name: Richard P. Bernard
Title: President and Director

NYSE MERGER CORPORATION SUB, INC.

By:	/s/ RICHARD P. BERNARD
Name: Richard P. Bernard
Title: President and Director

ARCHIPELAGO MERGER SUB, INC.

By:	/s/ KEVIN J.P. O’HARA
Name: Kevin J.P. O’Hara
Title: Secretary